UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934

                         Platinum Energy Resources, Inc.
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                                (Name of Issuer)

                    Common Stock, $0.0001 par value per share
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                         (Title of Class of Securities)

                                    727659104
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                                 (CUSIP Number)

                                  Michael Owens
                            JD Capital Management LLC
                         Two Greenwich Plaza, 2nd Floor
                               Greenwich, CT 06830

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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    COPY TO:
                               David Lerner, Esq.
                               Morrison Cohen LLP
                                909 Third Avenue
                            New York, New York 10022

                                  March 6, 2008
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |X|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 727659104                     13D                    Page 2 of 7 Pages
-------------------                                            -----------------

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     1   NAME OF REPORTING PERSONS

                JD Capital Management LLC
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     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [_]
                                                                       (b) [X]
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     3   SEC USE ONLY

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     4   SOURCE OF FUNDS
                                 WC
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     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)                                              [_]
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     6   CITIZENSHIP OR PLACE OF ORGANIZATION
                                 DELAWARE
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                       7    SOLE VOTING POWER
                                 5,586,600
                      ----------------------------------------------------------
    NUMBER OF          8    SHARED VOTING POWER
     SHARES                      0
  BENEFICIALLY        ----------------------------------------------------------
  OWNED BY EACH        9    SOLE DISPOSITIVE POWER
    REPORTING                    5,586,600
   PERSON WITH        ----------------------------------------------------------
                       10   SHARED DISPOSITIVE POWER
                                 0
--------------------------------------------------------------------------------
     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                 5,586,600
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     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [_]
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     13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                 23.7%(1)
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     14  TYPE OF REPORTING PERSON*
                                 IA
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(1)   The  percentages  used  herein  and in the rest of this  Schedule  13D are calculated based upon 23,583,725 shares of common stock issued and outstanding pursuant to the Issuer's Quarterly Report on Form 10-Q filed on November 14, 2007.

-------------------                                            -----------------
CUSIP No. 727659104                     13D                    Page 3 of 7 Pages
-------------------                                            -----------------

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     1   NAME OF REPORTING PERSONS

                J. David Rogers
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     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [_]
                                                                       (b) [X]
--------------------------------------------------------------------------------
     3   SEC USE ONLY

--------------------------------------------------------------------------------
     4   SOURCE OF FUNDS
                                 WC
--------------------------------------------------------------------------------
     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)                                              [_]
--------------------------------------------------------------------------------
     6   CITIZENSHIP OR PLACE OF ORGANIZATION
                                 UNITED STATES
--------------------------------------------------------------------------------
                       7    SOLE VOTING POWER
                                 0
                      ----------------------------------------------------------
    NUMBER OF          8    SHARED VOTING POWER
     SHARES                      5,586,600
  BENEFICIALLY        ----------------------------------------------------------
  OWNED BY EACH        9    SOLE DISPOSITIVE POWER
    REPORTING                    0
   PERSON WITH        ----------------------------------------------------------
                       10   SHARED DISPOSITIVE POWER
                                 5,586,600
--------------------------------------------------------------------------------
     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                 5,586,600
--------------------------------------------------------------------------------
     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [_]
--------------------------------------------------------------------------------
     13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                 23.7%
--------------------------------------------------------------------------------
     14  TYPE OF REPORTING PERSON*
                                 IN
--------------------------------------------------------------------------------

-------------------                                            -----------------
CUSIP No. 45866V109                     13D                    Page 4 of 7 Pages
-------------------                                            -----------------

Item 1.    Security and Issuer.

      The name of the issuer is Platinum Energy Resources, Inc. (the "Company"). The Company's principal executive office is located at 25 Phillips Parkway, Montvale, NJ 07645.

Item 2.    Identity and Background.

      This 13D is being jointly filed by JD Capital Management LLC a Delaware limited liability company ("JD Capital") and Mr. J. David Rogers ("Rogers") with respect to the ownership of the shares of Common Stock by Tempo Master Fund LP and Tempo Fund LLC (collectively "Tempo"), of which JD Capital is the investment manager. Mr. Rogers is the managing member of JD Capital.

      The Reporting Persons have entered into a Joint Filing Agreement, dated March 7, 2008, a copy of which is filed with this Schedule 13D as Exhibit A, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

      The address of the principal business office of each of the Reporting Persons is Two Greenwich Plaza, 2nd Floor, Greenwich, CT 06830.

      JD Capital is organized as a limited liability company under the laws of the State of Delaware. Mr. Rogers is a U.S. citizen.

Item 3.    Source and Amount of Funds or Other Consideration.

      Working capital of Tempo in the aggregate amount of $18,550,285 was used to purchase the securities referenced in this report.

Item 4.    Purpose of Transaction.

      Tempo acquired all of the securities referenced in this report , and continue to hold such securities, solely for investment purposes in the ordinary course of business, and have previously reported their beneficial ownership of 5,356,200 shares of Common Stock on Schedule 13G, inclusive of exercisable warrants to purchase 2,194,200 shares of Common Stock.

Item 5.    Interest in Securities of the Issuer.

      (a) 5,586,600 of Common Stock, representing 23.7% of the shares of Common Stock outstanding.

      (b) JD Capital has sole voting and dispositive power with respect to the reported securities. Mr. Rogers be deemed to have shared voting and dispositive power with respect thereto by reason of his status as managing member of JD Capital.

      (c) During the past 60 days the reporting persons purchased 230,400 shares of Common Stock at a purchase price of $5.35 per share.

      (d) Inapplicable.

      (e) Inapplicable.

-------------------                                            -----------------
CUSIP No. 45866V109                     13D                    Page 5 of 7 Pages
-------------------                                            -----------------

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      Inapplicable.

Item 7.    Material to be filed as Exhibits.

      Exhibit 1 - Joint Filing Agreement, dated March 7, 2008.

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CUSIP No. 45866V109                     13D                    Page 6 of 7 Pages
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                                   SIGNATURES

      After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: March 7, 2008

                                 JD CAPITAL MANAGEMENT, LLC.

                                 By:   /s/ J. David Rogers
                                       -----------------------------------------
                                 Name: J. David Rogers
                                 Its:  Managing Member

                                    Exhibit A

              AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13D

The undersigned hereby agree as follows:

      (a) Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

      (b) Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: March 7, 2008

                                 JD CAPITAL MANAGEMENT, LLC.

                                 By:   /s/ J. David Rogers
                                       -----------------------------------------
                                 Name: J. David Rogers
                                 Its:  Managing Member


                                 /s/ J. David Rogers
                                 -----------------------------------------------
                                 J. David Rogers, individually